Exhibit 99.5

Security Class Holder Account Number Form of Proxy—Annual General and Special Meeting to be held on May 23, 2019 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Pacific Time, on May 21, 2019. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting 1-866-732-VOTE (8683) Toll Free Smartphone? www.investorcentre.com and clicking at the bottom of Scan the QR code to vote now. the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of First Majestic Silver Corp. hereby appoint(s):
Douglas Penrose, or failing him, Keith Neumeyer,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of First Majestic Silver Corp. to be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, BC, V6Z 2K6, on May 23, 2019 at 10:00 am Pacific Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at 5.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Keith Neumeyer	☐	☐	02. Marjorie Co	☐	☐	03. Robert McCallum	☐	☐
04. Douglas Penrose	☐	☐	05. David Shaw	☐	☐			

	For	Withhold
3. **Appointment of Auditors** Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Approval of Long Term Incentive Plan** To approve by ordinary resolution approving the adoption of the Long Term Incentive Plan of the Company and the reservation of shares for issuance thereunder, as more particularly set out in the section of the Information Circular entitled "Approval of Long Term Incentive Plan".	☐	☐
5. **Ratification and Approval of Amendments to Advance Notice Policy** To approve by ordinary resolution, the ratification and approval of the amendments to the advance notice policy previously adopted by the Board of the Company, as more particularly set out in the section of the Information Circular entitled "Ratification and Approval of Amendments to Advance Notice Policy".	☐	☐
6. **Approval of Amendments to the Articles to Increase Quorum Requirement** To approve by special resolution the alteration to the Company's Articles to increase the quorum for a meeting of shareholders to two persons present or represented by proxy representing not less than 25% of the outstanding common shares, as more particularly set in the section of the Information Circular entitled "Approval of Amendment to Articles to Increase Quorum Requirements".	☐	☐
7. **Say on Pay Advisory Vote** Approval of an advisory resolution with respect to the Company's approach to executive compensation, as more particularly set out in the section of the Information Circular entitled "Advisory Vote on Executive Compensation".	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

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